File No. 82-34735

PRESSRELEASE

from ASSA ABLOY AB (publ)

1 February 2005
no. 02/05

ASSA ABLOY acquires leading door service company in the UK

The world's leading lock group, ASSA ABLOY, has signed an agreement to acquire Doorman Services, one of UK's leading companies in door services. Through this acquisition ASSA ABLOY strengthen its automatic door business.

Doorman Services' business is in the supply, installation and service of manual and automatic doors and roller shutters throughout the UK with about 170 employees. The company has a strong presence in the retail segment.

Main attractions to ASSA ABLOY include a broad service offering and the ability to offer more one-stop shop service solutions for complete entrance systems.

The purchase price on a net debt free basis amounts to GBP 6 M. The company generated sales of GBP 11 M and an EBITA-margin of 8% in 2004. The acquisition is expected to be accretive to EPS from the date of acquisition.

For further information, please contact
Göran Jansson, Deputy CEO and CFO, tel. +46-8-506 485 72
Martin Hamner, Director of Investor Relations, tel: +46-8-506 485 79



ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR 3 billion.